SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1) *

IAC Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

44891N208
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 44891N208
1	NAMES OF REPORTING PERSONS
HighSage Ventures LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,506,899

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,506,899

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,506,899

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6% *

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 80,333,866 shares of Common Stock (as defined herein) outstanding as of August 2, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended June 30, 2024, filed with the Securities and Exchange Commission (the “Commission”) on August 7, 2024.

CUSIP No. 44891N208
1	NAMES OF REPORTING PERSONS
Jennifer Stier

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,613,926

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,613,926

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,613,926

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7% *

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Based on 80,333,866 shares of Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended June 30, 2024, filed with the Commission on August 7, 2024.

CUSIP No. 44891N208
SCHEDULE 13G

Item 1(a)	Name of Issuer

IAC Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

555 West 18th Street, New York, NY 10011

Item 2(a)	Name of Persons Filing

This statement is filed on behalf of HighSage Ventures LLC and Jennifer Stier (together, the “Reporting Persons”). The shares of Common Stock reported herein are directly held by certain limited liability companies managed by either HighSage Ventures LLC or Jennifer Stier. Jennifer Stier is the Manager of HighSage Ventures LLC. The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b)	Address of Principal Business Office or, if none, Residence

For each Reporting Person: 200 Clarendon Street, 59th Floor, Boston, MA 02116

Item 2(c)	Citizenship or Place of Organization

HighSage Ventures LLC: Delaware
Jennifer Stier: United States

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e)	CUSIP Number

44891N208

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable.

CUSIP No. 44891N208
Item 6	Ownership of More than Five Percent on Behalf of Another Person

The shares of Common Stock reported herein are directly held by certain limited liability companies, each of which has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock that it directly owns.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8	Identification and Classification of Members of the Group

Not Applicable.

Item 9	Notice of Dissolution of Group

Not Applicable.

Item 10	Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 44891N208
SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

HIGHSAGE VENTURES LLC

	By:	/s/ Matthew P. O’Connor
	Name:	Matthew P. O’Connor
	Title:	Chief Legal Officer

JENNIFER STIER

	By:	/s/ Jennifer Stier
Jennifer Stier

CUSIP No. 44891N208
EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 14, 2024
HIGHSAGE VENTURES LLC

	By:	/s/ Matthew P. O’Connor
	Name:	Matthew P. O’Connor
	Title:	Chief Legal Officer

JENNIFER STIER

	By:	/s/ Jennifer Stier
Jennifer Stier